August 13, 2010

Karl E. Groth, Ph.D.
Chairman of the Board
Bioheart Inc.

Dear Karl:

With immediate effect, I am resigning from the Board of Directors of Bioheart Inc.

I am afraid that at this juncture, I dispute so many of the activities and decisions made by the current management of the Company and the majority of its Board of Directors that I cannot in good conscience continue to serve on the Board. I do not feel that the paths being pursued by the Company are productive for the shareholders; those paths are also not productive for the Company itself.

I would be grateful if you were to send this letter of resignation to the other members of the Board and to the Company Secretary.

With kind regards.

Peggy A. Farley